Filed by Lehman Brothers Holdings Inc.

                         Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934

                                       Subject Company:  Neuberger Berman Inc.
                                                 Commission File No. 001-15361


                                                           Date: July 22, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019

(212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                     * * *

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003 (the "Merger Agreement"), among Lehman Brothers Holdings Inc., Ruby Acquisition Company, and Neuberger Berman Inc. The Merger Agreement was filed by Lehman Brothers under cover of Form 8-K today and is incorporated by reference into this filing.

The following joint press release announcing the execution of the Merger Agreement was issued by Lehman Brothers and Neuberger Berman on July 22, 2003.

                                     * * *

For Immediate Release                 Lehman Brothers
                                      Media Contact:     Hannah Burns
                                                         212-526-4064

                                      Investor Contact:  Shaun Butler
                                                         212-526-8381

                                      Neuberger Berman
                                      Media Contact:     Andrea Trachtenberg
                                                         212-476-8912

                                      Investor Contact:  Robert Matza
                                                         212-476-9808


                     LEHMAN BROTHERS AND NEUBERGER BERMAN
                        ANNOUNCE STRATEGIC COMBINATION

           Creates a Leading Position in High-Net-Worth Marketplace

               Conference Call to be Held Today at 9:30 a.m. EDT


New York, New York -- July 22, 2003-- Lehman Brothers Holdings Inc. (NYSE ticker symbol: LEH) and Neuberger Berman Inc. (NYSE ticker symbol: NEU) announced today that they have

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                                                                             2

entered into a definitive agreement whereby Lehman Brothers will acquire Neuberger Berman in a transaction valued, at the time of the announcement, at approximately $2.625 billion (including $42 million in in-the-money options and less $255 million in net excess cash as of June 30, 2003 and excluding 1.6 million unvested restricted shares in employee compensation plans). Under the terms of the agreement, based on yesterday's closing stock price, each Neuberger Berman shareholder would receive an implied price of $41.48 per share consisting of $9.49 in cash and 0.496 shares of Lehman Brothers common stock. The number of shares to be received by each Neuberger Berman shareholder may, however, be adjusted if the price of Lehman Brothers common stock is above $66.51 during a period shortly prior to closing, subject to a collar.

                             Transaction Benefits

     o The acquisition of Neuberger Berman's Private Asset Management business will position Lehman Brothers as one of the industry's leading providers of services to high-net-worth investors

     o The addition will bring Lehman Brothers' client assets under management to over $100 billion

     o Neuberger Berman will expand Lehman Brothers' capabilities in the areas of mutual funds, wrap accounts, institutional separate accounts, and alternative investments

     o Lehman Brothers will provide Neuberger Berman's clients with access to an expanded range of investment products and services to manage risk or seek enhanced returns, including structured capital markets products, private equity, and other alternative and asset management products

     o Neuberger Berman's comprehensive portfolio of money management products will create incremental product opportunities to be distributed through Lehman Brothers' global network of institutional and high-net-worth clients

     o The combination is expected to further enhance Lehman Brothers' revenue diversification and earnings stability, raising the percentage of revenues from its Client Services Segment from 13% to 21%, on a pro forma basis for 2002

Lehman Brothers Chairman and Chief Executive Officer Richard S. Fuld, Jr. said, "Neuberger Berman is an ideal partner for Lehman Brothers in every respect. Strategically, this acquisition meets our objectives of enhancing business diversification and growing our higher margin businesses. Financially, we expect the combination to further improve our ability to generate

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                                                                             3

consistent and attractive cross-cycle results and create additional value for our shareholders. Culturally, Neuberger Berman is a wonderful fit with our One Firm culture. Its team-oriented culture, as well as the minimal overlap in our business platforms, should help ensure a smooth integration process. We look forward to welcoming everyone at Neuberger Berman as colleagues."

Jeffrey B. Lane, president and chief executive officer of Neuberger Berman, added, "In Lehman Brothers, we have found the best possible partner. Neuberger Berman's strategy has been to diversify the breadth of the products and services we offer in order to meet client needs and be responsive to the ever-changing global securities markets. This strategy has helped us achieve solid performance across the business cycle for both our clients and shareholders. By combining our industry-leading private wealth and asset management platform with Lehman Brothers' wide range of products and geographic scope, we can create an even greater array of opportunities together."

Subsequent to the closing of the transaction, Neuberger Berman will become part of Lehman Brothers' Client Services Segment's Wealth and Asset Management Division headed by Theodore P. Janulis. Jeffrey B. Lane will become a vice chairman of Lehman Brothers, a member of the Office of the Chairman, chairman of the Wealth and Asset Management Division, and chairman of Neuberger Berman. Robert Matza will become president of Neuberger Berman and remain its chief operating officer. In addition, Mr. Matza will join Lehman Brothers' Management Committee.

Pursuant to the definitive agreement, each share of Neuberger Berman will be exchanged for $9.49 in cash and a fractional share of Lehman Brothers common stock based on the average trading price of Lehman Brothers common stock during a period of time shortly prior to closing. The exchange ratio would be fixed at 0.496 if the average stock price during that period were $66.51 or less. If the average stock price were greater than $66.51 but not more than $73.00, the exchange ratio would vary so that Neuberger Berman shareholders would receive total per share consideration of $42.50. Above $73.00, the exchange ratio mechanics vary subject to a minimum exchange ratio of 0.411 if the average stock price were above $90.41.

The transaction has been approved by the boards of directors of both companies and is subject to the approval of Neuberger Berman shareholders and other closing conditions, regulatory approvals, and termination events. As part of the overall transaction, the 32 active Neuberger Berman partners who lead most of the wealth management teams will convert their Neuberger Berman stock, including approximately $941 million in shares subject to transfer restrictions, into Lehman Brothers stock and cash on the same basis as the public shareholders. All Lehman Brothers stock received in exchange for these restricted shares will continue to be subject to similar transfer restrictions. Also, Lehman Brothers will establish a $120 million stock retention pool for key producers, subject to vesting. The transaction is expected to close during Lehman Brothers' 2003 fiscal fourth quarter. The transaction is intended to be tax-free with respect to the Lehman Brothers common stock to be received in the transaction by Neuberger Berman shareholders. Lehman Brothers was advised in the transaction by its own M&A advisory group, and Neuberger Berman was advised by Merrill Lynch.

A conference call to discuss Lehman Brothers' acquisition of Neuberger Berman will be held today, July 22 at 9:30 a.m., EDT. The call will be open to the public. Members of the public who would like to access the conference call should dial, from the United States, 888-989-4365 or, from outside the U.S., 712-271-3214. The pass code for all callers is LEHMAN. The conference call will also be accessible at http://leh.client.shareholder.com/mediaregister5post. cfm?mediaid=8769&mediauserid=0. For those unable to listen to the live broadcast, a replay will be available through the Shareholders section on the Lehman Brothers Web site, www.lehman.com, or by dialing 888-566-0097 (domestic) or 402-998-1667 (international). The replay will be available approximately 24 hours after the event and will remain available on the Lehman Brothers Web site until 5:00 p.m., EDT on August 22, 2003, and by phone until 5:00 p.m., EDT on August 5, 2003. For additional information about the transaction, please see the Forms 8-K filed today by Lehman Brothers Holdings Inc. and Neuberger Berman Inc. with the Securities and Exchange Commission, available through the SEC's Web site at www.sec.gov. Please direct any questions regarding the conference call to Shaun Butler at 212-526-8381 or sbutler@lehman.com or Ben Pratt at 212-526-5975 or benjamin.pratt@lehman.com.

Neuberger Berman Inc., through its subsidiaries, is an investment advisory company with $63.7 billion in assets under management, as of June 30, 2003. For 64 years, the Company has provided clients with a broad range of investment products, services and strategies for individuals, families, and taxable and non-taxable institutions. The Company engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. Its Web site can be accessed at www.nb.com.

Lehman Brothers, an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, and private client services. The Firm is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products, and recruitment opportunities, please visit its Web site at www.lehman.com.

                                     # # #



This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Web site (HTTP://WWW.SEC.GOV). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (tel: 212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (tel: 212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.